Exhibit (e)(18)

Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

Landauer is required to provide information regarding the compensation program in place for its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three other most highly compensated executive officers as of its last fiscal year end as well as certain other persons specified in SEC rules. In this Proxy Statement, the Company refers to the individuals as to whom compensation disclosure is required as the “Named Executive Officers” or “NEOs.” Our NEOs for the fiscal year ended September 30, 2016 are as follows:

•	Michael T. Leatherman, Executive Chairman of the Board;

•	Michael P. Kaminski, President and Chief Executive Officer;

•	Daniel J. Fujii, Vice President, Chief Financial Officer and Secretary;

•	Michael R. Kennedy, Senior Vice President, Strategic Marketing and Product Development;

•	G. Douglas King, Senior Vice President, Administration and Chief Information Officer.

The following Compensation Discussion and Analysis (“CD&A”) describes our fiscal 2016 executive compensation program. This section includes information regarding, among other things, the overall philosophy of the Company’s executive compensation program and each element of compensation that it provides to executives, including our NEOs. Mr. Leatherman’s compensation for the fiscal year ended September 30, 2016 is described in the section below captioned “Compensation for Mr. Leatherman.” Generalized references in the disclosure below to compensation programs for our NEOs should not be read to apply to Mr. Leatherman. This CD&A is intended to be read in conjunction with the tables beginning on page 33, which provide detailed historical compensation information for our NEOs, including Mr. Leatherman.

EXECUTIVE SUMMARY – RECENT CHANGES

The elements of Landauer’s compensation program for NEOs are: base salary; annual non-equity incentive compensation (“annual bonus”); long-term equity incentive compensation; retirement plans; and post-termination compensation. The Compensation Committee strives to develop a compensation program that adheres to what we believe to be best practices. For example, we do not gross-up for excise taxes, our CEO’s equity compensation awards are 100% performance-based, and we have capped payments on all incentive programs. In addition, our Compensation Committee has regularly made changes to improve our compensation program for named executive officers. In 2014, the Compensation Committee approved the following changes:

•	an Amendment to the Company’s Incentive Compensation Plan and its Executive Special Severance Plan to provide for double trigger vesting of all future equity grants upon a change in control;

•	an Amendment to the Company’s Incentive Compensation Plan to provide that upon a termination of employment without cause, annual bonus and stock awards vest on a pro-rata basis based on service through the date of termination and in the case of performance-based awards, based on the lesser of actual performance (determined on the last day of the performance period) and target;

•	adding a peer group as a supplemental data point to assist with compensation decision-making; and

•	clarifying and expanding the Company’s anti-hedging policy and adopting an anti-pledging policy.

During fiscal 2016, the Company further modified its compensation policies and practices as follows:

•	The Compensation Committee modified the weighting of the long-term equity incentive compensation opportunities for all other NEO’s beyond the CEO, whereby the weighting of long-term equity incentive compensation opportunities for Messrs. Fujii, Kennedy and King was modified from 70% performance-based vesting and 30% time-based vesting to 85% performance-based vesting and 15% time-based vesting.

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

•	The Compensation Committee continued its utilization of a peer group to benchmark NEO compensation using supplemental market data. In addition, the Company’s independent compensation consultant also conducted the Company’s biennial survey of Executive Compensation data in fiscal 2016 to ensure alignment with other relevant market data, practices and trends.

•	The Compensation Committee modified the Company’s annual bonus program, by updating further the Company’s policy and limiting the circumstances under which Landauer may make adjustments and amendments to performance measures for outstanding performance awards. Beginning in fiscal 2016 and going forward, the Committee will consider such adjustments or amendments only if they are greater than or equal to 1.5% of Target Net Income for the given year (after tax).

•	The Compensation Committee approved the use of “constant currency” for the Company’s annual bonus program and thereby eliminated the impact that currency fluctuations would have on payouts. Currency was “frozen” for purposes of the program as of October 1, 2015.

•	The Compensation Committee updated its Charter in fiscal 2016 to ensure alignment with market practices and relevant trends, as well as the Company’s Corporate Delegation of Authority.

In fiscal 2017, the Compensation Committee has made additional changes. These include:

•	Increasing the required stock ownership level for the CEO from three times base salary to five times base salary.

•	Increasing the required stock ownership level for our directors from three times their cash compensation to four times their cash compensation.

•	Amending the Company’s 2016 Incentive Compensation Plan to require that all awards have a minimum vesting period of at least one year.

•	Amending the Company’s 2016 Incentive Compensation Plan to prohibit the buyout by the Company for cash of underwater stock options.

In each case, these changes further underscore the Company’s commitment to pay-for-performance and align the executive’s interests with those of our stockholders.

FISCAL 2016 DEVELOPMENTS AND COMPENSATION ACTIONS

Landauer performed above expectations in fiscal 2016 and as a result, performance-based compensation was adjusted accordingly as discussed further in this CD&A. During fiscal 2016, the following compensation actions were taken:

•	The annual bonus for fiscal 2016 was paid at 112.5% of target. This amount was determined based on the Company’s performance against the revenue and adjusted net income goals used in the annual bonus program for the year. For more information on our annual bonus plan see “Annual Non-Equity Incentive Program” below.

•	During fiscal 2016, the Compensation Committee modified the weighting of the long-term equity incentive compensation opportunities for all other NEOs except the CEO, whereby the weighting of long-term equity incentive compensation opportunities for Messrs. Fujii, Kennedy and King were modified from 70% performance-based vesting and 30% time-based vesting to 85% performance-based vesting and 15% time-based vesting. The fiscal 2016 long-term equity incentive opportunities had a weighting of 70% performance-based vesting and 30% time-based vesting. Consistent with the prior year the CEO’s long-term equity incentive was weighted 100% toward performance-based vesting. The performance measures for the fiscal 2016 grant were Return on Invested Capital (“ROIC”), Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Operating Cash Flows (“OCF”) in order to hold management accountable for the financial commitments developed in the Company’s strategic plans.

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Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

LANDAUER’S COMPENSATION PHILOSOPHY AND PRINCIPLES

Landauer designs its compensation program to maintain a performance and achievement-oriented environment throughout the Company, while ensuring the program does not create unnecessary or excessive risk. The goals of the Company’s executive compensation program are to:

•	Attract and retain highly talented executives capable of delivering long-term success;

•	Align the executives’ interests with the interests of Landauer’s stockholders; and

•	Motivate executives to achieve the Company’s short and long-term business objectives via a performance-driven incentive program through legal and ethical means.

Consistent with these goals, the Board has developed and approved an executive compensation philosophy to provide a framework for the Company’s executive compensation program. The key components of this philosophy are:

•	Total compensation will be targeted to be competitive with the marketplace in which executive talent is recruited. “Competitive” is defined as around the 50th percentile using market compensation information. Actual pay can vary from the 50th percentile based on specific circumstances;

•	The mix of compensation elements is designed to reflect strategic business needs;

•	Incentive compensation is tied to short-term goals and long-term strategic plans in a balanced manner so that it supports the Company’s efforts to achieve both its short-term and long-term goals;

•	The degree of compensation at risk will correlate positively to responsibility level;

•	Performance is assessed on both financial and non-financial goals using qualitative and quantitative metrics;

•	Compensation is differentiated based on factors that are relevant to each form of compensation; and

•	The executives’ interests should be aligned with those of the Company’s stockholders through executive stock ownership.

The executive compensation philosophy results in three major components of executive compensation: a competitive base salary reflective of the individual’s role, responsibilities, experience and capabilities; non-equity incentive compensation tied to Company and individual annual performance; and long-term equity incentives tied to Company performance and individual level of responsibility to impact results over time. The Company determines the appropriate level of these components by using market compensation information as described more fully below.

2016 ANNUAL MEETING EXECUTIVE COMPENSATION ADVISORY VOTE

At the 2016 Annual Meeting, the Company’s executive compensation program was approved by 98.7% of the votes cast on the “say-on-pay” proposal, which demonstrated continued stockholder support of the company’s executive compensation program. The Compensation Committee did not take any specific actions in response to the vote at the 2016 Annual Meeting. The Company believes that the year-over-year improvement in the percentage of stockholders voting in favor of the Company’s “say-on-pay” proposal reflects changes to the Company’s compensation policies that were outlined in the 2014 and 2015 Proxy Statement and subsequently implemented during both fiscal 2014 and fiscal 2015 (some of which were previously highlighted under the Executive Summary section of the Compensation Discussion and Analysis).

THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board of Directors in fulfilling the Board’s oversight responsibilities to administer the Company’s executive compensation program. Each member of the Committee is independent as defined in the corporate governance listing standards of the NYSE, Landauer’s director independence standards and applicable law and SEC regulations.

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

The Committee reports to the Board of Directors on all compensation matters regarding Landauer’s executives and other key salaried employees. The Committee reviews annually and approves or recommends to the Board of Directors for approval, as applicable, the compensation (including annual base salary, annual non-equity incentive compensation, long-term equity incentive compensation and other employee benefits) for the Company’s executives and other key salaried employees. Further information about the Committee’s responsibilities is contained in the Committee’s Charter, which is available in the “Corporate Governance” section on the “Investor Relations” page of Landauer’s website at http://www.landauer.com.

ROLES OF CONSULTANTS AND EXECUTIVES

During and after the end of each fiscal year, the CEO provides the Compensation Committee with feedback regarding the performance of the executives and key salaried employees. Annually, and in the cases of executive promotions or hires, the CEO makes recommendations to the Compensation Committee regarding the compensation package for each of the executives (other than himself). Based on its review of individual performance (taking into account input from the CEO), input and market data from its independent compensation consultant and other factors, the Compensation Committee approves the compensation for executives, other than the CEO. The Compensation Committee makes recommendations to the Board regarding the compensation for the CEO. Acting upon the recommendation of the Compensation Committee, the independent members of the Board, meeting in executive session, determine the compensation of the CEO.

To assist the Compensation Committee in discharging its responsibilities, the Committee retains Korn Ferry Hay Group as its independent compensation consultant. Korn Ferry Hay Group is entirely independent and as such its work for the Compensation Committee does not raise any conflict of interest. Korn Ferry Hay Group’s independence is reviewed annually in accordance with the NYSE listing standards. The consultant’s role is to advise the Committee on all executive compensation matters. Biennially, Korn Ferry Hay Group presents the Compensation Committee with survey data and information about other relevant market practices and trends, and makes recommendations to the Compensation Committee regarding target levels for various elements of total compensation for senior executives, which the Compensation Committee reviews and considers in its deliberations. Korn Ferry Hay Group completed its most recent biennial executive compensation analysis in fiscal 2016.

The Committee’s independent compensation consultant reports directly to the Compensation Committee. Periodically the CEO and CFO may work directly with the Committee’s consultant primarily in the development of offers for new hires and assistance on the development of recommendations on the design of its compensation program to be presented to the Compensation Committee or the Board of Directors. This interaction between the Committee’s consultant and management takes place under the approval of the Compensation Committee Chair. During fiscal 2016, management worked with the compensation consultant on compensation for certain roles in the organization, including external hires.

To ensure that its executive officer compensation is competitive in the marketplace, the Company uses a formal job evaluation methodology to determine both the internal and external equity of its NEOs’ total compensation. Internal equity is considered in order to ensure that members of Landauer’s executive management are compensated at an appropriate level relative to other members of its executive management, while external equity is a measure of how the Company’s compensation of its executive management compares to compensation for positions with comparable job content at other companies.

Korn Ferry Hay Group reviews each executive position using its proprietary method of job evaluation to assess the position’s relative scope. In this process, Korn Ferry Hay Group considers the breadth of responsibilities, the complexity of the role, and the role’s impact on the success of the business. Once each job is evaluated independently, Korn Ferry Hay Group compares the jobs to determine relative relationships and then relates these job content scopes to pay opportunity levels based on compensation market data from Korn Ferry Hay Group’s Industrial Executive Compensation Report, a proprietary annual executive compensation survey with data on more than 100 executive level positions from over 320 organizations. Given that Landauer competes in a market with limited competitors, the Compensation Committee has determined that utilizing a broad industry survey with a focus on publicly traded companies and significant survey participation by the manufacturing sector, such as the Korn Ferry Hay Group survey, is an appropriate method for evaluating the Company’s executive compensation practices.

22

Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

All components of Landauer’s executive compensation program are aligned around the 50th percentile of Korn Ferry Hay Group’s survey data for targeted performance. For short-term and long-term incentive compensation, achievement of over performance goals can result in a maximum award equal to 200% of the target opportunity. Actual pay will vary above or below the 50th percentile depending on a number of factors including individual performance, tenure with the organization and overall Company performance.

With the assistance of the compensation consultant, the Compensation Committee annually reviews relevant compensation market data, trends and best practices in executive compensation, and executive pay tallies for the Company’s NEOs to ensure that the design of its program is consistent with its compensation philosophy and that the amount of compensation is within appropriate competitive parameters. Based on this review, the Compensation Committee has concluded that the total compensation of each NEO and, in the case of the severance and change-in-control scenarios, potential payouts are appropriate and reasonable.

During fiscal 2014, the Compensation Committee worked with Korn Ferry Hay Group to revise its peer group, which historically has been used only to benchmark director compensation. Since fiscal 2015, this revised peer group has been used to (1) benchmark the Company’s director compensation and (2) provide the Committee with supplemental compensation data for NEOs. However, the Compensation Committee will continue to rely primarily on the aforementioned survey data as its primary benchmarking data source for NEOs.

As part of its peer group review, Korn Ferry Hay Group developed a set of companies based on Landauer’s GICS code (3510 – Health Care Equipment and Services) and annual revenues comparable to Landauer. This set of companies was then reduced by selecting companies with market capitalizations comparable to Landauer, and primary business focus on either (1) design and manufacturing of medical devices and/or (2) diagnostic, analytic, imaging and/or testing services in the life sciences and health care markets. The resulting group of twenty-one companies is listed below:

Abaxis	Cardiovascular Systems	Meridian Bioscience
ABIOMED	CryoLife	Natus Medical
Accuray	Endologix	Nxstage Medical
Affymetrix	Exactech	Quidel
AngioDynamics	ICU Medical	RTI Surgical
Atrion	LDR Holding	Spectranetics
BioTelemetry	Luminex	Vascular Solutions

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

ELEMENTS OF LANDAUER’S COMPENSATION PROGRAM

Landauer’s executive officer compensation package includes a combination of annual cash and long-term incentive compensation. Annual cash compensation for executive officers is comprised of base salary plus annual non-equity incentive bonuses. Long-term incentives consist of a combination of restricted share grants with performance-based and time-based vesting characteristics.

Element	Purpose	Characteristics
Base Salary	Compensate executives for their level of responsibility and sustained individual performance. Also help attract and retain strong talent.	Fixed component with eligibility for annual merit increases based on sustained individual performance.

Annual Non-Equity Incentive Compensation	Promote the achievement of Landauer’s annual financial goals, as well as individual goals.	Performance-based cash opportunity based on Company and individual results as determined by the Compensation Committee as outlined in the “Landauer, Inc. Incentive Compensation Plan.”

Long-Term Equity Incentive Compensation	Promote the achievement of Landauer’s long-term corporate goals, support executive retention and encourage executive stock ownership.	Performance-based equity and restricted equity grants based upon achievement of strategic priorities and retention with the Company made annually through the “Landauer, Inc. Incentive Compensation Plan.”

Retirement Plans	Provide an appropriate level of replacement income upon retirement. Also provide an incentive for a long-term career with Landauer, which is a key objective of the Company.	Defined contribution retirement plan with Company match and annual profit sharing eligibility with a supplemental deferred compensation contribution available to certain executives.

Post-Termination Compensation	Facilitate the attraction and retention of high caliber executives in a competitive labor market and provide noncompetition and nonsolicitation covenants for the Company’s protection.	Contingent element; only payable if the executive’s employment is terminated as specified in the arrangements. Amount of severance benefits varies by level in the organization.

In setting total compensation, Landauer applies a consistent approach for all executive officers. Also, the Compensation Committee exercises appropriate business judgment in how it applies its standard approach to the facts and circumstances associated with each executive. Additional detail about each pay element follows.

We do not have employment agreements in place with our CEO or any NEO other than Mr. Leatherman.

Base Salary: As discussed above, data on salaries paid to comparable positions in the Korn Ferry Hay Group survey are gathered and reported biennially to the Compensation Committee by its independent compensation consultant. The Compensation Committee, after receiving input from the compensation consultant, approves the salaries for the CEO, CFO, other NEOs and executives. The CEO provides input for the salaries for the CFO, other NEOs and other executives. The Compensation Committee seeks generally to establish base salaries for the CEO, CFO and other NEOs around the 50th percentile of the Company’s compensation survey data, which is the targeted market position to facilitate the attraction and retention of executive talent, but this approach can vary based on specific circumstances.

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Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

Annual Non-Equity Incentive Compensation: Annual non-equity incentive awards to the CEO, CFO and other executives are paid relative to the targets established annually by the Compensation Committee under the terms of the Landauer, Inc. Incentive Compensation Plan. Annual incentive awards for the CEO, CFO and other executives are intended to promote the achievement of Landauer’s annual financial goals, as well as individual goals. For fiscal 2016, the plan establishes an incentive pool which is related to aggregate executive officer base salary and performance of Landauer relative to (i) revenue and (ii) adjusted net income. The Committee believes use of these metrics provides alignment with the interests of Landauer’s stockholders.

Similar to the process for base salary, data for non-equity incentives paid to comparable positions in the Korn Ferry Hay Group survey are gathered and reported biennially to the Compensation Committee by the independent compensation consultant. The Compensation Committee, after receiving input from the compensation consultant, approves or recommends to the Board for its consideration and approval, as applicable, the non-equity incentives for the CEO, CFO, other NEOs and other executives. The target incentive compensation award (“ICA”), as a percentage of individual executive officer base salary, is 50% for the Chief Executive Officer and 40% for the CFO and other NEOs. These payout ratios are determined based upon targeting total cash compensation (base salary plus non-equity incentive compensation) around the 50th percentile as determined by the survey study performed by the Committee’s independent compensation consultant. The actual size of the incentive compensation pool available for award varies based upon actual financial performance for revenue and net income.

The revenue and adjusted net income targets are established as part of the annual operating planning process. The targets are recommended by management, reviewed by the Compensation Committee and approved by the Board. The targets are intended to be representative of strong financial performance by the Company based upon market conditions. The scales of the payout ratios are intended to compensate management for achieving the targeted performance, and reward management for delivering results beyond expected levels, consistent with the interests of stockholders.

Based on the Company’s fiscal 2015 performance, the Compensation Committee approved fiscal 2016 revenue goals of $155.4 million, with threshold performance level set at $124.3 million. The Committee also approved adjusted net income performance goals that set target performance at $17.5 million, which was the high end of fiscal 2016 guidance, with the threshold performance level set at $14.0 million. The Committee felt that requiring this level of revenue and adjusted net income performance before paying out threshold awards or higher aligned management with stockholder interests. The maximum performance level was set at $186.5 million for revenue, which represents 120% of the fiscal 2016 target of $155.4 million. The adjusted net income maximum performance level was set at $21.0 million, which represented 120% of the fiscal 2016 target of $17.5 million.

The Company divested its Medical Products division during May 2016. Both the revenue and adjusted net income targets were originally established without considering the impact of the gain on divestiture of the Medical Products division as well as certain non-recurring costs relating to the early termination of a lease. Upon the divestiture of the Medical Products division, the Compensation Committee approved a $4.5 million reduction in the revenue target to $150.9 million and a $0.5 million reduction in the adjusted net income target to $17.0 million. The reduction in the revenue and adjusted net income targets represented the budgeted revenue and adjusted net income of the Medical Products division from May 2016 to September 2016.

The final revenue and adjusted net income targets for fiscal 2016, adjusted for the Medical Products divestiture, were established as follows ($ in millions):

Incentive Compensation Plan	Incentive Performance Levels
Adjusted Performance Measures	Threshold	Target	Maximum
Revenue (weighted 30%)	$120.7	$150.9	$181.1
Adjusted Net Income (weighted 70%)	$13.6	$17.0	$20.4

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

The fiscal 2016 plan, adjusted for the reduction in budgeted revenues and adjusted net income resulting from the Medical Products divestiture, provides for a payout at a ratio of targeted incentive compensation as follows:

Actual Revenue Performance	Payout Ratio
120% Incentive Revenue Achievement ($181.1 million)	200% of target award
100% Incentive Revenue Achievement ($150.9 million)	100% of target award
80% Incentive Revenue Achievement ($120.7 million)	50% of target award
<80% Incentive Revenue Achievement (<$120.7 million)	0% of target award

Actual Adjusted Net Income Performance	Payout Ratio
120% Incentive Adjusted Net Income Achievement ($20.4 million)	200% of target award
100% Incentive Adjusted Net Income Achievement ($17.0 million)	100% of target award
80% Incentive Adjusted Net Income Achievement ($13.6 million)	50% of target award
<80% Incentive Adjusted Net Income Achievement (<$13.6 million)	0% of target award

The range of the scale for revenue and adjusted net income achievement is intended to align management with the expectations of stockholders on earnings growth. Performance below 80% of planned revenue and adjusted net income would be considered to be below the Company’s expectations and, accordingly, results in zero payout of the target award. Similarly, performance at 120% of target is believed to represent performance well beyond the expectations of the business. Awards for performance between 80% and 120% of the performance goals results in payouts ranging from 50% to 200% of targeted award. The overall payout ratio is intended to maintain alignment with the expectations of stockholders on minimum performance.

The amount of Potential ICA for any executive officer is determined by multiplying the executive’s base salary times the actual Target Incentive Award percentage for that officer times the Payout Ratio. Target Incentive Award percentages are 50% for the President and Chief Executive Officer and 40% for the Chief Financial Officer and other NEOs. The Payout Ratio is determined by the weighted average of the revenue and adjusted net income components in the following ratio:

Revenue	30%
Adjusted Net Income	70%

Two-thirds of the Potential ICA is payable to the executive officer based solely on financial performance of the Company. With respect to the one-third balance remaining in the pool for the fiscal year, the Compensation Committee will have the discretion to award any executive officer an amount ranging from zero to one-third of the award such executive officer would otherwise receive based upon achievement against personal management objectives (“PMO”). Accordingly, the Total Actual ICA is calculated as follows:

Potential ICA	= (Base Salary x Target Incentive Award %) x (Payout Ratio)
Total Actual ICA	= (Potential ICA x 2/3) + (Potential ICA x 1/3 x % PMO achievement)

PMOs are established annually and are aligned with the strategic priorities of the Company. PMOs are intended to be challenging but generally capable of being achieved. In addition to achieving fiscal 2016 revenue and adjusted net income targets, PMOs for the Company’s NEOs in fiscal 2016 included:

•	Execute on Verifii™ (Digital Dosimetry) product development milestones, including the launch of an ALPHA program

•	Growth of Informatics as a Service (including Patient Dose) to over $3M in Revenue

•	Growth of Imaging Physics Revenue by over 30% and OI growth by over 50% YoY

•	Introduce Culture of Continuous Improvement and implement Lean Processes resulting in over $700k of recurring cost savings

•	Establish multi-year R&D Innovation roadmap

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Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

Any amounts related to PMO achievement not so awarded may, at the discretion of the Committee, be reallocated, in whole or in part, to any other executive officer based upon the Committee’s evaluation of the individual performance of the executive officer relative to written objectives and other factors, including the CEO’s annual report to the Committee of the executive officer’s performance.

The individual and aggregate amounts of incentive compensation awards for the fiscal year, as approved by the Compensation Committee, are limited to 200% of the targeted awards.

The Company’s Incentive Compensation Plan permits the adjustment of performance measures upon the occurrence of certain non-recurring events, including asset write downs, litigation claims, judgments or settlements, accruals for reorganization and restructuring programs, objectively determinable legal, integration, or deal related costs in connection therewith or changes in law or accounting principles. Following the 2014 Annual Meeting, the Committee reviewed the Company’s practice and policy concerning adjustments to performance measures and, in addition to reaffirming the circumstances permitting such adjustments, the Committee adopted a written policy clarifying that such events or circumstances that would make adjustments appropriate will not occur regularly. In addition, the Committee clarified that it intends, as a general matter, to not make adjustments for events or circumstances that are within the control of the Company’s management, as determined by the Committee, unless such adjustments are in the long-term interests of the stockholders. Finally, going forward, the Committee will consider such adjustments or amendments only if they are greater than or equal to 1.5% of Target Net Income for the given year (after tax).

For fiscal 2016, for purposes of the incentive calculation, reported revenues were not adjusted and reported net income was adjusted down by approximately $1.5 million, due to the net gain associated with the divestiture of the Company’s Medical Products business, partially offset by charges associated with an early lease termination.

Landauer’s revenue was 98.1% of the target goal and adjusted net income was 104.5% of the target goal resulting in a weighted average payout of 112.5% of target. After reviewing the results and the development of the various businesses made by management during the year the Compensation Committee recommended and the Board approved the funding at 112.5%. The NEO’s averaged 96.3% PMO achievement, resulting in an actual average payout of 111.3%.

Metric	Adjusted Target Goal ($M)	Reported 2016 Actual GAAP Results	Adjusted 2016 Actual Performance(1)	% of Target Goal Achieved	Payout %	Weighting	Weighted Payout
Revenue	$150.9	$149.2	$148.1	98.1%	95.0%	30%	28.5%
Adjusted Net Income	$17.0	$19.7	$17.8	104.5%	120.0%	70%	84.0%
Total							112.5%

(1)	As noted above, revenue amounts were calculated keeping currency constant.

Long-Term Equity Incentive Compensation: Long-term incentive awards for the CEO, CFO, other NEOs and other executives are granted in order to promote the achievement of Landauer’s long-term strategic goals. The Compensation Committee believes that providing long-term incentive awards in the form of equity awards best achieves the long-term compensation objectives of the organization and aligns the executive’s interests with the interests of Landauer’s stockholders, as well as facilitates the attraction and retention of executive talent.

Each year, the Compensation Committee reviews and approves or makes recommendations to the Board, as applicable, as to the long-term incentive awards for each of the executives. In determining the total value of the long-term incentive opportunity for each executive, the Compensation Committee reviews the survey data presented by its independent compensation consultant biennially on a position-by-position basis and attempts to provide a benefit at a competitive level, which approximates the 50th percentile for each surveyed position, but can vary based on specific circumstances.

Long-term incentives are provided to Landauer’s executives under the stockholder approved Landauer, Inc. Incentive Compensation Plan. The Plan permits grants of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares and performance share units. Current restricted shares are subject to risk of forfeiture and vest in accordance with performance and time restrictions.

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

Each grant is allocated between performance-based and time-based vesting. For performance shares of restricted stock that will vest at the end of the restriction period, vesting is based upon the achievement of one or more performance goals. Up to 100% of the performance shares may be forfeited if the performance goals are not achieved. In addition, for certain financial targets, over-performance shares can be earned for achievement of over-performance goals.

During fiscal 2015, the Compensation Committee of the Board of Directors modified the weighting of the CEO’s long-term equity incentive compensation opportunities from a weighting of 70% performance-based vesting and 30% time-based vesting to 100% performance-based vesting, to focus the CEO on the Board’s strategic and financial objectives for the Company. Similarly, during fiscal 2016, the Compensation Committee of the Board of Directors modified the weighting of the long-term equity incentive compensation opportunities for both the CFO and other NEOs from a weighting of 70% performance-based vesting and 30% time-based vesting to 85% performance-based vesting and 15% time-based vesting.

This balance between performance-based and time-based equity grants is aligned with the development of Landauer’s long-term growth strategy, motivates management for the appropriate balance between short-term and long-term decision making and aligns management’s long-term compensation closely with the interest of Landauer’s stockholders. Dividend and other distributions will be accrued for the shares subject to performance-based vesting and will be paid if and when such shares vest. Dividends on time-based grants are paid out at the same rate and time as paid to the Company’s stockholders.

The Compensation Committee approved the following performance goals with respect to the performance-based component of the fiscal 2016 annual equity grant:

Performance Metric for Performance Period October 1, 2015 – September 30, 2018	Weighting of Performance-Based Grant
ROIC	50%
EBITDA	25%
Cumulative OCF	25%

The targets were determined by the Compensation Committee based upon the Company’s three-year strategic plan, inclusive of the impact of divestitures completed during fiscal 2015 and subject to certain adjustments approved by the Compensation Committee. Based on its review of the Company’s business plan and three-year strategic financial plan, the Compensation Committee believes that the target and over-performance goals represent a reasonably challenging performance objective.

The extent to which the performance-based shares will vest depends on the Company’s performance over the October 1, 2015-September 30, 2018 performance period. As noted above, performance will be measured against ROIC, EBITDA and OCF goals. The vesting of 50% of the performance shares will be tied to the ROIC goal, the vesting of 25% of the performance shares will be tied to the EBITDA goal and the vesting of 25% of the performance shares will be tied to the OCF goal. With respect to each of these components, no vesting will occur unless the Company attains 80% of the relevant performance goal. If performance is below this level on either measure, all performance shares tied to that measure will be forfeited. If performance is at the 80% level with respect to a measure, the related performance shares will vest at the 50% level. If performance is at the 100% level with respect to a measure, the related performance shares will vest at the 100% level. If performance is at the 120% level with respect to a measure, the related performance shares will vest at the 200% level. In addition to these requirements, the Committee also determined that with respect to the performance shares related to the ROIC or OCF goal, these shares can vest at levels above 100% only if the Company achieves at least target performance on the EBITDA goal. Vesting levels will be interpolated for achievement levels between 80%-120%. If threshold EBITDA performance is not achieved over the fiscal 2017 equity grant’s performance period, any award payouts related to ROIC or OCF performance are capped at target, even if actual performance exceeds targeted levels. The Committee feels that this emphasis on long-term ROIC performance reflects stockholders’ interests in improved balance sheet management as well as increased profitability relative to invested capital.

The chart below demonstrates how vesting levels relate to performance against the respective performance goals:

	Threshold	Target	Maximum
Achievement Level	80%	100%	120%
Vesting Level	50%	100%	200%

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Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

For the fiscal 2017 annual equity grant, the Committee approved the following performance goals with respect to the performance-based component of the fiscal 2017 annual equity grant:

Performance Metric for Performance Period October 1, 2016 – September 30, 2019	Weighting of Performance-Based Grant
ROIC	50%
EBITDA	25%
Cumulative 3-Year OCF	25%

The Board has generally followed a practice of making all equity grants to executive officers on a single date each year. Prior to the relevant Board meeting, the Compensation Committee reviews an overall stock award pool for all participating employees, of which there were 40 in fiscal 2016, and individual grants to executives proposed by the CEO to the Committee. Based on the proposal from the CEO and recommendation from the Compensation Committee, the Board reviews and approves the overall pool and the individual equity grants to executives.

While most of the Company’s equity awards to our NEOs have been made historically pursuant to our regular annual grants, the Compensation Committee and Board retain the discretion to make additional awards to executives at other times for recruiting or retention purposes. The Company, by policy, explicitly prohibits “off-cycle” awards in coordination with the release of material non-public information.

Retirement Plans: The NEOs participate in the full range of benefits and are covered by the same plans, with exceptions noted, on the same terms as provided to all of Landauer’s U.S. salaried employees. The plans are designed to provide an appropriate level of replacement income upon retirement.

Post-Termination Compensation: Certain of the Company’s NEOs participate in the Executive Severance Plan (the “Executive Severance Plan”) and the Executive Special Severance Plan (the “Special Severance Plan”). These severance plans provide for payments and other benefits if the NEO’s employment terminates for a qualifying event or circumstance. The Executive Severance Plan was adopted on February 13, 2013 by the Compensation Committee and provides for payments and other benefits in the case of a termination without “Cause” (as such term is defined in the Executive Severance Plan), unless the NEO would otherwise be eligible for termination benefits pursuant to the Special Severance Plan. The Special Severance Plan provides for payments and other benefits in the case of certain terminations following a change in control, as defined under the Special Severance Plan. The Special Severance Plan was amended on November 12, 2014 to provide for double trigger vesting of equity awards.

The Compensation Committee believes that these severance arrangements are an important part of overall compensation for Landauer’s executives. The Committee believes that these arrangements will help to secure the continued employment and dedication of the Company’s executives prior to or following a change in control, notwithstanding any concern that they might have regarding their own continued employment. The Committee also believes that these arrangements are important as a recruitment tool and, to a lesser extent, retention device, as many of the companies with which Landauer competes for executive talent have similar arrangements in place for their senior employees. The Committee believes that these benefits are simple to understand, transparent and fair to Landauer’s stockholders and each executive.

Compensation for Mr. Leatherman

Mr. Leatherman was compensated during the fiscal year ended September 30, 2016 pursuant to the terms of a letter agreement entered into by the Company and Mr. Leatherman in August 2015 (the “Letter Agreement”). In developing the terms of the Letter Agreement, the Company received input from Korn Ferry Hay Group, which had performed an analysis of Executive Chairman compensation for companies with annual revenues between approximately $50 million and approximately $340 million. Pursuant to the terms of the Letter Agreement, Mr. Leatherman’s base salary was set at $175,000 and Mr. Leatherman was not eligible to receive an annual bonus. He remained eligible, however, for a long-term equity incentive award, which was made in the form of performance-based restricted stock. Mr. Leatherman also remained eligible to participate in the Company’s employee benefit plans and programs in which he participated prior to October 1, 2015, provided that he no longer is a participant in the Special Severance Plan and remains ineligible to participate in the Executive Severance Plan. The Company will make employer contributions on behalf of Mr. Leatherman under the NQ Excess Plan at the rate of 7.5% of the salary paid to Mr. Leatherman annually.

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PROXY STATEMENT	Executive Compensation – Compensation Discussion and Analysis

STOCK OWNERSHIP GUIDELINES, ANTI-HEDGING AND ANTI-PLEDGING POLICIES

The Compensation Committee has established stock ownership goals for the Company’s executives, including the NEOs, and directors as the Committee believes that substantial ownership of the Company’s stock will further align the executives’ and directors’ interests with the interests of Landauer’s stockholders. Stock counted towards the ownership goal includes Landauer shares owned outright or beneficially owned (i.e., held directly or indirectly with spouse or minority aged dependent children) and grants of vested and unvested time-based restricted shares. Unexercised stock options and unvested performance-based restricted shares are not counted in the calculation of an executive’s ownership goal achievement. Landauer’s CEO is subject to a stock ownership goal of five times his current annual base salary. Landauer’s Senior Vice Presidents (“SVPs”) are required to own Company shares with a market value equal to two times the SVP’s base salary. All other executive officers are required to own Company shares with a market value equal to one times the executive officer’s current annual base salary. Directors are required to own Company shares with a market value equal to at least four times the director’s annual retainer, not including any additional retainer for chairing a committee or serving as the Lead Director of the Board of Directors.

Unless the director or executive officer has achieved and maintains the applicable guideline level of stock ownership, the director or executive officer is required to retain an amount equal to 50% of the net shares received as a result of the exercise, vesting or payment of any Landauer equity awards granted to the director or executive officer. “Net shares” are those shares that remain after shares are sold or withheld, as the case may be, to pay any applicable exercise price for the award and satisfy any tax obligations arising in connection with the exercise, vesting or payment of the award. Upon reaching the applicable ownership goal, the expectation is that the targeted ownership will be maintained by the executive officer.

Compliance with these stock ownership guidelines will be measured periodically by the Company, and the results of such measurement will be reported to the Compensation Committee at least annually.

The Company has also established anti-hedging and anti-pledging policies for the Company’s executives, including each of the NEOs, and directors. Pursuant to the Company’s anti-hedging policy, no director, officer, or employee of the Company or their family members may purchase or sell financial instruments or derivative securities that are designed to hedge or offset any decrease in the market value of the Company’s securities granted to or held by such person, including any incentive plan award. Pursuant to the Company’s anti-pledging policy, no director, officer, or employee of the Company or their family members may hold Company securities in a margin account or pledge Company securities as collateral for a loan or other obligation.

RECOUPMENT AND FORFEITURE OF INCENTIVE COMPENSATION POLICY

Landauer’s executive officers may be required to repay previously awarded incentive compensation to the Company in certain circumstances and to the extent permitted under applicable law.

To the extent the Compensation Committee determines that an executive officer engaged in conduct that causes significant losses or reputational harm to the Company, the Committee will determine whether, and to what extent, recoupment of incentive awards may be appropriate based on the facts and circumstances involved. If any of the Company’s financial statements are required to be restated, resulting from errors, omissions, or fraud, the Committee may in its discretion, to the extent the Committee determines that an executive officer’s gross negligence or misconduct caused or contributed to the need for the financial restatement, direct the Company to recover all or a portion of any incentive award payment (whether in the form of cash or equity) made to any or all of its executive officers with respect to the 36-month period following first issuance or filing of the financial results required to be restated. In exercising its discretion, the Committee shall consider all facts and circumstances it deems relevant, such as the degree to which the restatement was material and the degree of an executive officer’s involvement in the circumstances leading to the restatement.

The amount to be recovered from any executive officer based on a financial restatement shall be the amount by which the affected incentive award(s) exceeded the amount that would have been paid based on the financial statements as restated, or any greater or lesser amount (up to and including the entire award) that the Committee may determine. The Committee may determine to recover different amounts from different executive officers on such bases as it shall deem appropriate.

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Executive Compensation – Compensation Discussion and Analysis	PROXY STATEMENT

The Committee shall determine, subject to applicable law, whether the Company shall affect such incentive award recovery (i) by seeking recoupment from the executive officer; (ii) by reducing the amount that would otherwise be payable to the executive officer under any compensatory plan, program, or arrangement maintained by the Company; (iii) by withholding payment of future increases in compensation (including payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made; or (iv) by any combination of the foregoing.

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PROXY STATEMENT	Executive Compensation – Tables

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Compensation of Directors

During fiscal 2016, each non-employee director was paid an annual retainer in the amount of $45,000. The Lead Director of the Board of Directors received an additional annual retainer of $25,000. The Audit Committee Chair received an additional annual retainer of $18,000. Each of the Compensation and Governance and Nominating Committee Chairs received an additional annual retainer of $12,000. All retainers are paid quarterly.

Landauer also maintains a long-term incentive plan, as approved by stockholders, under which non-employee directors receive annual grants of restricted stock or restricted stock units. During fiscal 2016, the value of the annual equity grant to non-employee directors was $115,000. In February 2016, non-employee directors each were awarded grants of 3,959 restricted shares of common stock that vest one year after the grant date. If the director ceases to be a member of the Board for any reason other than disability, retirement on or after age 70, or death, each share subject to the award that has not vested prior thereto shall be forfeited by the director. Non-employee directors who are appointed to the Board at other than the annual meeting date are granted a prorated award. Pursuant to the Support Agreement, Jeffrey A. Strong has waived any right to receive equity compensation in connection with his service on the Board until the 2018 Annual Meeting. The Company has established a share ownership goal for directors of four times their annual retainer. For more information including what shares are counted towards the ownership goal, please see “Stock Ownership Guidelines, Anti-Hedging and Anti-Pledging Policies” in this Proxy Statement above on page 30 in the CD&A.

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Executive Compensation – Tables	PROXY STATEMENT

The following table provides information concerning director compensation for the fiscal year ended September 30, 2016:

DIRECTOR COMPENSATION FOR FISCAL YEAR ENDED SEPTEMBER 30, 2016

Name(1)	Fees Earned or Paid In Cash ($)	Stock Awards(3,4) ($)	Total ($)
Jeffrey A. Bailey	45,000	115,000	160,000
Robert J. Cronin	70,000	115,000	185,000
William G. Dempsey	57,000	115,000	172,000
Teri G. Fontenot(2)	247	44,530	44,777
David E. Meador	63,000	115,000	178,000
Stephen C. Mitchell	57,000	115,000	172,000
Thomas M. White	45,000	115,000	160,000

(1)	Michael T. Leatherman was appointed as the Company’s Interim President and Chief Executive Officer effective September 15, 2014, and as President and Chief Executive Officer, removing the Interim designation, effective December 15, 2014 through September 30, 2015. During his term as President and Chief Executive Officer (including the period August 25, 2014 – December 14, 2014), Mr. Leatherman continued to serve as a director of the Company, but ceased his service as a member of the Audit Committee and Compensation Committee of the Company’s Board of Directors, and relinquished all compensation paid to directors. His compensation as an executive officer and as a Director (prior to his appointment as Interim President and CEO) is reported in the Summary Compensation Table.
(2)	On September 28, 2016, the Board appointed Teri G. Fontenot as an Independent Director of the Board of Directors. Ms. Fontenot will participate in the current director compensation arrangements applicable to non-employee directors. Under the terms of those arrangements, she received a prorated annual retainer of $247 for service on the Company’s Board of Directors for fiscal 2016. Pursuant to the Company’s long-term incentive plan, Ms. Fontenot was granted units of 1,007 restricted shares of common stock with a grant date value of $44,530 that vest in February 2017.
(3)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in the valuation of equity awards is set forth in Note 1 of the Notes to Consolidated Financial Statements of Landauer’s 2016 Annual Report on Form 10-K.
(4)	Each director listed in the table, except for Ms. Fontenot and Mr. Bailey, had 6,865 shares of restricted stock outstanding as of September 30, 2016. Ms. Fontenot had 1,007 shares of restricted outstanding as of September 30, 2016, and Mr. Bailey had 6,683 shares of restricted stock outstanding as of September 30, 2016.

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